UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

  1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends the Report of Foreign Issuer on Form 6-K of Todos Medical Ltd. dated January 3, 2020 and filed with the Securities and Exchange Commission on January 3, 2020 (the “Original Filing”).  This Amendment No. 1 is being provided solely to add disclosure that Mr. Rami Zigdon shall continue to act as Chief Business Officer of Todos Medical Ltd. and Mr. Ben Naim shall remain as an accounting consultant. No other changes have been made to the Original Filing.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Resignation of David Ben Naim

On December 30, 2019, Mr. David Ben Naim, the Company’s Chief Financial Officer, resigned from his position as CFO of the Company for personal reasons. Mr. Ben Naim’s resignation was not the result of any disagreement with the Company relating to the Company’s operations, policies, or practices. Mr. Ben Naim will remain as an accounting consultant to the Company.

Resignation of Directors

On December 30, 2019, Mr. Rami Zigdon resigned from the Board of Directors of the Company for personal reasons. Mr. Zigdon remains as the Company’s Chief Business Officer. Mr. Zigdon did not serve on any committees of the Board of Directors. The resignation was not the result of any disagreement with the Company relating to the Company’s operations, policies, or practices.

On December 31, 2019, Mr. Alon Shalev and Ms. Ronit Even-Zahav Meitin, the Company’s external directors, resigned from the Board of Directors of the Company due to the fact that the Company has not paid its external directors, and due to the CFO's resignation the day before. Mr. Shalev and Ms. Even-Zahav Meitin served on the Audit Committee and on the Compensation Committee of the Board of Directors. The resignations were not the result of any disagreement with the Company relating to the Company’s operations, policies, or practices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
Name: Gerald Commissiong
Title: Chief Executive Officer

Date: January 6, 2020